Exhibit 99.(6)(b)

SCHEDULE 1

Name of Portfolio	Annual Fee as a Percentage of Average Daily Net Assets	Initial Reapproval Date
Lazard Emerging Markets Opportunities ETF	.75%	June 30, 2026
Lazard Equity Megatrends ETF	.60%	June 30, 2026
Lazard International Dynamic Equity ETF	.40%	June 30, 2026
Lazard Japanese Equity ETF	.60%	June 30, 2026
Lazard Next Gen Technologies ETF	.60%	June 30, 2026
Lazard US Systematic Small Cap Equity ETF	.60%	June 30, 2026

Approved as of: May 20, 2025